Exhibit 99.1

NEXGEN ENERGY LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of NexGen Energy Ltd. (the “Corporation” or “NexGen”) will be held on Thursday, June 7, 2018 at 2:00 p.m. (Vancouver time) at the Rosewood Hotel Georgia Bowden Room located at 801 West Georgia Street, Vancouver, British Columbia, V6C 1P7, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2017 together with the report of the independent auditors thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to re-appoint KPMG LLP as independent auditor of the Corporation for the 2018 financial year and to authorize the directors to fix their remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular, which is deemed to form part of this notice of meeting. Please read the management information circular carefully before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., by fax within North America at 1-866-249-7775 or outside North America at (416) 263-9524 or by mail or hand delivery to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 2:00 p.m. (Vancouver time) on June 5, 2018 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed meeting.

Non-registered NexGen shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion.

DATED at Vancouver, British Columbia, this 23rd day of April, 2018.

BY ORDER OF THE BOARD

“Leigh Curyer”
Leigh Curyer President & Chief Executive Officer